K&L|GATES

K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, MA 02111-2950

T 617.261.3100   www.klgates.com

March 17, 2014

VIA EMAIL

John Ganley
Division of Investment Management
Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: PMF Fund, L.P. (File No. 811-22941)
        PMF TEI Fund, L.P. (File No. 811-22942)

Dear Mr. Ganley:

Thank you for your attention to this matter. We have received your comments via email and telephone regarding the tender offers filed with the Securities and Exchange Commission (the "**SEC**" or the "**Commission**") on Schedule TO on February 20, 2014 by the above-referenced registrants ("**PMF Feeder Funds**"). We respectfully submit this in response to your comments. For your convenience, we have provided below a summary of our response and a detailed description of the relevant factual circumstances. Following the factual discussion, we have repeated each of your comments, followed by the PMF Feeder Funds' formal responses thereto.

Summary Response

HarbourVest - Origami Structured Solutions L.P. (the "**Third Party Buyer**") is not a co-bidder for the purposes of the cash issuer repurchase offer conducted by the PMF Feeder Funds (the "**PMF Offer**"), because the Third Party Buyer is not making a tender offer, and no tender offer is being made on its behalf. The Third Party Buyer is entering into a purchase and sale agreement (the "**Purchase and Sale Agreement**") pursuant to which the PMF Feeder Funds agree to sell to the Third Party Buyer shares of the Endowment PMF Master Fund, L.P. (the "**PMF Master Fund**"). An agreement to purchase assets from an issuer does not constitute a tender offer for such issuer's shares.

In addition, no tender offer is being made on behalf of the Third Party Buyer. Rather, the PMF Offer is being made by and on behalf of the PMF Feeder Funds. The PMF Feeder Funds are conducting a tender offer pursuant to which they will agree to repurchase their shares from some or all of their shareholders, at a discount to net asset value. The PMF Offer exactly mirrors the tender offers that investors are accustomed to as shareholders in the Endowment Fund complex ("**TEF**"), except for the discounted purchase price and the unlimited dollar amount of the offer. The Third Party Buyer's only relationship to the PMF Offer is that the money it uses to purchase assets from the PMF Feeder Fund (PMF Master Fund shares) will be used as the source of financing for the PMF Offer.

As a result, the Third Party Buyer is clearly a financing source for the PMF Offer, and is appropriately disclosed as such on Schedule TO. However, the Third Party Buyer is not conducting a direct or indirect tender offer, any more than the buyers of new shares of a feeder fund are conducting a tender offer when the proceeds from their purchases are used by a registered fund of funds to repurchase other investors' shares during a regular quarterly tender offer.

In addition, as discussed in greater detail below, we believe the following factors (among others) strongly support our conclusion that the Third Party Buyer is a funding source, but not a bidder or offeror:

➢ There is no privity of contract between the Third Party Buyer and the any of the PMF Feeder Fund investors.

➢ The Third Party Buyer will purchase shares of the PMF Master Fund, whereas the offerees of the PMF Offer will tender shares of the PMF Feeder Funds. As a result, the securities purchased by the Third Party Buyer will be different from the securities sold by the tendering investors.

➢ The PMF Offer is being conducted directly by the PMF Feeder Funds pursuant to approval by the their board of directors (the "**Board**") for the legitimate purpose of providing a liquidity option to PMF Feeder Fund investors.

➢ The Third Party Buyer was actively sought out by the Board precisely for the purpose of providing a funding source that would permit the PMF Feeder Funds to provide the desired liquidity option to their shareholders.

➢ The Third Party Buyer's interest in the transaction is not to become an owner of the PMF Feeder Funds. In fact, the Third Party Buyer carefully structured the arrangement to avoid becoming a shareholder in the PMF Feeder Funds. The Third Party Buyer's interest is to obtain a *pro rata* economic interest in the assets held by the PMF Master Fund. For reasons largely dictated by the Investment Company Act of 1940, as amended (the "**1940 Act**"), corporate and tax considerations, it was not feasible for the PMF Master fund to simply sell a portion of the underlying assets to the Third Party Buyer or for the PMF Master Fund to sell its own interests to the Third Party Buyer at a discount. Instead, the Third Party Buyer achieved its result by entering into the Purchase and Sale Agreement pursuant to which it agreed to purchase PMF Master Fund shares from the PMF Feeder Funds. Importantly, however, the Third Party Buyer has no particular interest in the PMF Offer. The PMF Offer is being conducted by and on behalf of the PMF Feeder Funds, because in light of the relevant business, regulatory, corporate and tax considerations, this is the optimal way of providing a liquidity option to PMF Feeder Fund shareholders.

➢ As discussed more fully below, the Third Party Buyer will have only carefully limited rights with respect to the activities of the PMF Master Fund, and no direct rights with respect to the activities of the PMF Feeder Funds. As a result, the concern that the Third Party Buyer will or may acquire actual day-to-day control over the management or activities of the PMF Master Fund (and, indirectly, the PMF Feeder Funds) is not present here. Moreover, the rights that the Third Party Buyer does obtain arise from the heavily negotiated Purchase and Sale Agreement, as approved by the Board, and not as a result of the PMF Offer.

➢ All relevant information about the role of the Third Party Buyer has been fully disclosed to PMF Feeder Fund shareholders in the PMF Offer disclosure documents and no regulatory purpose would be served by delaying the PMF Offer and requiring the Third Party Buyer to be listed as a bidder or offeror.

Factual Background

Before addressing the specific comments raised by the staff of the SEC (the "**Staff**"), we wanted to take the opportunity to summarize the factual background surrounding the Schedules TO filed by the PMF Feeder Funds. As indicated over the phone, the facts below were discussed previously in detail with Ms. Holly L. Hunter-Ceci, Staff Attorney, and Sara P. Crovitz, Assistant Chief Counsel (at the time of our conversation, Ms. Crovitz was Acting Assistant Chief Counsel). After internal Staff review and discussion with Doug Scheidt, the Chief Counsel for the Division of Investment Management, the Staff noted orally that they had "no objections" with regard to Section 12(d)(1) of the 1940 Act.

Due to increased investor demand for liquidity and an illiquid underlying portfolio, TEF has been unable to provide the liquidity desired by investors. In an effort to respond to increasing pressure from investors and intermediaries to provide liquidity, TEF developed an approach that would provide investors with two alternatives to maintaining their investment in TEF that would provide for liquidation of their investments in TEF ("**Early Liquidity Choice Plan**").

The Endowment Fund Structure

The Endowment Fund complex historically consisted of a master fund and several feeder funds ("**Endowment Feeder Funds**"). The master fund, Endowment Master Fund, L.P. (the "**Endowment Master Fund**"), is a closed-end fund that invests in private funds. The Endowment Master Fund and each of the Endowment Feeder Funds is advised by Endowment Advisers, L.P. (the "**Adviser**"). The Endowment Master Fund and several of its feeder funds are registered as investment companies under the 1940 Act. Interests in TEF have been sold in accordance with Rule 506 of Regulation D under the Securities Act of 1933 (the "**Securities Act**"), and all investors are "accredited investors" as defined in Rule 501(a) of Regulation D.[1] No traditional market for, or transferability of, the shares of TEF exist.

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[1] Under Rule 501(a), an "accredited investor" is, among other things, (i) a natural person who earns an individual income of more than $200,000 per year, or a joint income of $300,000 per year, in each of the last two years and expects to reasonably maintain the same level of income, or has a net worth exceeding $1 million, either individually or jointly with his or her spouse; (ii) certain entities subject to alternative regulatory regimes, such as banks or broker-dealers, among others; (iii) certain entities with more than $5 million in assets that have not been formed "for the specific purpose" of purchasing the applicable security; or (iv) any entity in which all of the equity owners are accredited investors.

Development of the Early Liquidity Choice Plan

Due to the overwhelming investor desire for liquidity, the number of investors requesting liquidity has outstripped TEF's ability to provide liquidity, and many investors and intermediaries have demanded the ability to exit the funds. To address investor demands, TEF has developed the Early Liquidity Choice Plan. The Early Liquidity Choice Plan involves in effect a division of the TEF structure into a parallel master-feeder "passively managed fund" structure (the "**PMF Structure**") that serves solely to liquidate and wind up in contrast to TEF, which is actively managed and reinvests proceeds received from underlying portfolio investments. The PMF Structure is expected to remain in place and operate pursuant to the PMF Funds' registration statements for up to ten years (or longer) in order to liquidate the underlying portfolio investments.

Given the extended duration of the PMF Structure due to the illiquid, long-term nature of the TEF portfolio investments, TEF determined to provide an additional option which would allow investors to immediately liquidate their investment. After considering numerous alternatives, the only viable option developed involved the PMF Feeder Funds conducting the PMF Offer, which was approved by the Board. The PMF Feeder Fund Schedules TO comprising the PMF Offer, to which the Staff has provided comments, represent the implementation of this second liquidity option.

The Purchase and Sale Agreement

Prior to formally offering the Early Liquidity Choice Plan to investors in the form of the TEF and PMF Offers, the Adviser and PMF Feeder Funds sought to put an agreement in place for a third party to purchase from the PMF Feeder Funds an amount of PMF Master Fund shares corresponding to investor participation in the PMF Offer.[2] The cash proceeds from the PMF Feeder Funds' sale of PMF Master Fund shares would serve as the proceeds paid to investors participating in the PMF Offer. Accordingly, the Adviser engaged a consulting broker to conduct a competitive process to identify a third party buyer willing to purchase PMF Master Fund interests on the general terms set by the Adviser and approved by the Board, which included a discounted purchase price, minimum participation requirement and certain other terms designed to generate interest. After considering a number of potential buyers, the Board of the PMF Feeder Funds and that of the PMF Master Fund (the PMF Master Fund, collectively with the PMF Feeder Funds and PMF International Fund, Ltd., the "**PMF Funds**") determined that the Third Party Buyer provided the most favorable overall terms to the PMF Feeder Funds.

Following a competitive negotiation with the Third Party Buyer, the PMF Funds entered into the Board-approved Purchase and Sale Agreement whereby the Third Party Buyer will purchase PMF Master Fund shares held by the PMF Feeder Funds (and PMF International Fund. Ltd.). The purchase price under the Purchase and Sale Agreement reflects a discount to the net asset value of PMF Master Fund interests. The amount of shares of the PMF Master Fund

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[2] As discussed later in our response, waiting to find a buyer until after the tender offer had commenced would have put the PMF Feeder Funds in a vastly weaker negotiating position and likely would have resulted in much less favorable terms for investors seeking the early liquidity option.

purchased by the Third Party Buyer will correspond to the amount of shares of the PMF Feeder Funds (and PMF International Fund, Ltd.) tendered by investors. In consideration for the Third Party Buyer's agreement to pay the purchase price, the PMF Master Fund has agreed to appoint as directors of the PMF Master Fund two individuals submitted by the Third Party Buyer, which will increase the size of the board from five to seven members. The two new directors would not be able to determine the outcome of any PMF Master Fund board vote other than the ability to exercise an effective veto in the event that a unanimous vote is required. The two new directors will not become directors of the PMF Feeder Funds.

Due to the Third Party Buyer's representation on the PMF Master Fund board and the potential for the Third Party Buyer to acquire a majority of the PMF Master Fund interests (depending on investor participation in the PMF Offer), a number of safeguards have been established to limit the potential for the investors in the Third Party Buyer to control the PMF Master Fund and, indirectly, the PMF Feeder Funds and PMF International Fund, Ltd. For example, any material changes to the governance and operations of the PMF Master Fund (including removal and election of directors) require a board vote in addition to shareholder approval. As a result, the Third Party Buyer, regardless of how large a percentage it holds, will not unilaterally be able to effect material changes to the PMF Master Fund. Rather, it must also obtain approval by the board, which requires at a minimum a majority vote and in certain cases a unanimous vote. As alluded to above, the Third Party Buyer's representation on the PMF Master Fund board will not constitute a majority of the board and will not provide the Third Party Buyer directors with the ability to themselves approve any proposed action to be taken by the board. Additionally, the investors in the Third Party Buyer have entered into a Voting Agreement with the Adviser pursuant to which the investors in the Third Party Buyer agree that they will not vote to terminate the Adviser (i.e. in order to appoint an affiliate) unless: (i) a majority of the PMF Master Fund's independent directors has voted to do so; (ii) it has been formally determined by a court or an arbitrator that the Adviser has engaged in willful misfeasance, bad faith, gross negligence, or reckless disregard of its duties or materially breached the PMF Master Fund's partnership agreement; or (iii) such vote is in the same proportion as the other investors in the PMF Master Fund. Under the Voting Agreement, the investors in the Third Party Buyer also agree to vote in favor of nominees for independent director nominated by the then-current independent directors except where doing so would be a breach of their fiduciary duties or where such vote is in the same proportion as other PMF Master Fund investors. Finally, the investors in the Third Party Buyer have also agreed not to cause the Third Party Buyer to call a shareholder meeting to solicit proxies or the written consent for the purpose of terminating the Adviser.

Implementation of the Early Liquidity Choice Plan

To implement the Early Liquidity Choice Plan, the TEF Board of Directors authorized the creation of the PMF Structure with the purpose of allowing investors to liquidate their investment in TEF. Investors that seek to exit TEF will participate in one or both steps of the Early Liquidity Choice Plan.

As the first step, the registered Endowment Feeder Funds filed Schedules TO on February 20, 2014 (the "**TEF Offer**") pursuant to which they will, subject to the conditions in the TEF Offer, purchase their own shares in exchange for shares of a parallel set of three feeder funds in the PMF Structure: PMF Fund, L.P. (Delaware) ("**PMF Domestic Fund**"); PMF TEI Fund, L.P. (Delaware) ("**PMF TEI Fund**," which will invest in the PMF Master Fund through PMF TEI (Offshore Fund, Ltd. (Cayman)), and PMF International Fund, Ltd. (Cayman) ("**PMF International Fund**"). The PMF Feeder Funds will hold shares of the PMF Master Fund. Investors will receive shares of the PMF Feeder Funds on a pro-rata basis based on their proportionate share of the total net asset value associated with all of the shares tendered by investors in the TEF Offer. Assets in an amount representing the total net asset value of investments held by the Endowment Master Fund that is associated with the shares tendered in the TEF Offer will be transferred from the Endowment Master Fund to the PMF Master Fund, which presently is wholly-owned by the Endowment Master Fund. After the TEF Offer, the PMF Master Fund will hold a pro-rata portion of the Endowment Master Fund portfolio, based on the number of shares tendered by each investor who chooses to move to the PMF Structure.

The PMF Offer represents the second step of the Early Liquidity Choice Plan to provide early liquidity, whereby the PMF Feeder Funds are each conducting a cash issuer repurchase offer at a discount to net asset value. As discussed above, to finance the repurchase of shares, the PMF Funds have entered into the Purchase and Sale Agreement with the Third Party Buyer pursuant to which the PMF Feeder Funds will sell PMF Master Fund shares to the Third Party Buyer at a discount to net asset value. The PMF Offer is being made at the same discount as that applied under the Purchase and Sale Agreement, and investors will receive cash for any shares they tender, subject to the conditions of the PMF Offer. After the PMF Offer, the Third Party Buyer will hold interests in the PMF Master Fund. The PMF Offer discloses all material information regarding the Third Party Buyer, the material terms of the Purchase and Sale Agreement, and the potential risks of each.

The PMF Feeder Funds are only available to existing investors in TEF and will liquidate over time with the aim of returning capital to investors. The PMF Funds will not make any new investments. Investors that wish to receive full value for PMF shares and are willing wait to receive proceeds as the PMF portfolio liquidates over time will not participate in the PMF Offer and will continue to hold PMF Feeder Fund shares. The PMF Master Fund will seek to dispose of its investments, and will distribute all cash from its investments, including from their liquidation, to the PMF Feeder Funds, who will in turn distribute such cash on a quarterly basis to their investors (i.e. the Third Party Buyer and the PMF investors that do not participate in the PMF Offer). Accordingly, the PMF Feeder Funds will not hold quarterly repurchase offers. PMF Master Fund, as set forth in its registration statement, will serve solely as a liquidating vehicle and will not make new investments (and in fact is not permitted to make under its limited partnership agreement). Over time, the investments held by the PMF Master Fund will diverge from those held by the Endowment Master Fund, which is actively managed and makes new investments on an ongoing basis.

SEC Staff Comments Received March 13, 2014

Comment 1: *Rule 14d-1(c)(1) of Regulation 14D defines "bidder" in a tender offer as "any person who makes a tender offer or on whose behalf a tender offer is made." The term bidder, for Regulation 14D purposes, does not include an issuer that makes a tender offer for its own securities. Each bidder in a tender offer subject to Regulation 14D must file a Schedule TO and disseminate the information required by that schedule.*

The determination of who is the bidder does not necessarily stop at the entity used to make the offer and purchase the securities. Rule 14d-1(c)(1) also requires persons "on whose behalf" the tender offer is being made to be included as bidders. For instance, where a parent company forms an acquisition entity for the purpose of making the tender offer, both the acquisition entity and the parent company are bidders even though the acquisition entity will purchase all securities tendered. The staff views the acquisition entity as the nominal bidder and the parent company as the real bidder. They both should be named bidders in the Schedule TO. Each offer must have at least one real bidder, and there can be co-bidders as well.

The fact that the parent company or other persons control the purchaser through share ownership does not mean that the entity is automatically viewed as a bidder. Instead, we look at the parent's or control person's role in the tender offer. Bidder status is a question that is determined by the particular facts and circumstances of each transaction. A similar analysis of bidder status is made in a tender offer subject only to Regulation 14E. When we analyze who is the bidder, some relevant factors include:

1) *Did the person play a significant role in initiating, structuring, and negotiating the tender offer?*

2) *Is the person acting together with the named bidder?*

3) *To what extent did or does the person control the terms of the offer?*

4) *Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?*

5) *Does the person control the named bidder, directly or indirectly?*

6) *Did the person form the nominal bidder, or cause it to be formed?, and*

7) *Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?*

One or two of these factors may control the determination, depending on the circumstances. These factors are not exclusive.

We also consider whether adding the person as a named bidder means shareholders will receive material information that is not otherwise required under the control person instruction, Instruction C to Schedule TO. However, this issue is not dispositive of bidder status. A person who qualifies as a bidder under Rule 14d-1(c)(1) must be included as a bidder on the Schedule TO even if the disclosure in the Schedule TO will not change as a result. Instruction C elicits information about the control persons of the bidder. Merely disclosing the Instruction C information does not eliminate the requirement that the real bidder sign the Schedule TO and take direct responsibility for the disclosure. Where the real bidder does not sign the Schedule TO and does not provide the required disclosure, the parties run the risk of having to extend the offer to provide a full 20 business day period for shareholders to consider the new information.

If a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff ordinarily will not go further up the chain of ownership to analyze whether that entity's control persons are bidders. However, it still would be possible for other parties involved with the offer to be co-bidders. The factors listed above would be used in the analysis. In addition, we would consider the degree to which the other party acted with the named bidder, and the extent to which the other party benefits from the transaction.

Response: Section 14(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") requires that any person that engages in a tender offer for a class of equity securities for which it is not the issuer, and as a result owns more than 5% of a class of such equity securities, must meet certain substantive and disclosure requirements with respect to the tender offer. Regulation 14D under Section 14(d) creates specific disclosure and other requirements for third party tender offers, including that a bidder in a tender offer file Schedule TO with the Commission.

Section 14(d) of and Regulation 14D under the Exchange Act are designed to provide full and fair disclosure of the material facts related to a tender offer, and to allow sufficient time for investors "to examine all relevant facts in an effort to reach a decision without being subject to unwarranted pressure."[3] Section 14(d) was adopted to address the abuses that could occur in a typical tender offer without disclosure and other regulation, because the "average shareholder, pressured by the fact that a tender offer would be available for only a short time and restricted to a limited number of shares, was forced 'with severely limited information, to decide what course of action he should take.'"[4] Regulation 14D was subsequently adopted by the Commission "to require full and fair disclosure for the benefit of investors and to permit both the person making the tender offer (the "bidder") and the management of the company whose securities are being sought (the "subject company") an equal opportunity to fairly present their positions."[5]

As discussed below, the term "bidder" as defined in Regulation 14(d)-1(g)(2) means "any person who makes a tender offer or on whose behalf a tender offer is made," except "an issuer which makes a tender offer for securities of any class of which it is the issuer." Schedule TO defines an "offeror" as "any person who makes a tender offer or on whose behalf a tender offer is made." Based on these provisions, if the Third Party Buyer's purchase of shares in the PMF Master Fund is deemed to be a tender offer, it would be required to comply with the requirements of Section 14(d), Regulation 14D, and Schedule TO. In addition, if the Third Party Buyer were deemed to be a co-bidder or co-offeror[6] in the tender offer by the PMF Feeder Funds of their shares, or part of a group engaged in the tender offer by the PMF Feeder Funds of their shares, it would also be required to comply with the requirements of Section 14(d), Regulation 14D, and Schedule TO.

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[3] *SEC v. Carter Hawley Hale Stores*, 760 F.2d 945, 947 (9th Cir. 1985).

[4] *Hanson Trust PLC v. SCM Corp.*, 774 F.2d 47, 54-55 (2d Cir. 1985) (quoting H.R. Rep. No. 1711, 90th Cong., 2d Sess., at 2 (1967) (report by the House of Representatives on the legislation adopting Section 14(d)).

[5] SEC, Tender Offers: Proposed Rules and Schedule: Filing, Delivery, Disclosure Requirements (Feb. 5, 1979).

[6] The terms "co-offeror" or "co-bidder" are not defined by statute or in other guidance. For these purposes, we are using the terms "co-offeror" and "co-bidder" to refer to entities participating in a tender offer alongside the offeror or bidder named on Schedule TO.

For the reasons discussed below, the Third Party Buyer should not be deemed to be a co-tender offeror or co-bidder in the PMF Offer, or part of a group engaged in the PMF Offer. In addition, the sale by the PMF Feeder Funds of shares of the PMF Master Fund to the Third Party Buyer for the purpose of financing the PMF Offer does not cause the Third Party Buyer to be engaged in a tender offer of shares of the PMF Master Fund.

I. THE THIRD PARTY BUYER IS NOT A CO-BIDDER OR CO-OFFEROR WITH THE PMF FEEDER FUNDS

The Third Party Buyer is not a co-bidder for the purposes of the PMF Offer. As mentioned in the Staff's comment, Rule 14d-1 under Regulation 14D defines a "bidder" for purposes of Regulation 14D as "any person who makes a tender offer or on whose behalf a tender offer is made," other than the issuer of the class of securities for which the offer is made. Similarly, Schedule TO defines an "offeror" as "any person who makes a tender offer or on whose behalf a tender offer is made." The SEC has stated that the term "bidder" was used in Regulation 14D to "provide [a] short-hand reference[] to the principal participants in a tender offer."[7] As described in more detail below, an entity with a major role in a tender offer may be deemed a co-bidder or co-offeror even if it is not the named offeror in a tender offer, if a tender offer is conducted on its behalf. Therefore, if the Third Party Buyer were deemed to be a party on whose behalf the PMF Offer is made, it could be a co-offeror or co-bidder with the PMF Feeder Funds and subject to the requirements of Section 14(d). As stated above, this is not the case here.

The Third Party Buyer is not a co-offeror or co-bidder in the PMF Offer because, based on federal court, Commission, and Staff guidance, the PMF Offer is not being conducted directly or indirectly on its behalf. The Third Party Buyer will not receive any interest in the PMF Feeder Funds, and its role has been limited to its participation in the Purchase and Sale Agreement. The Third Party Buyer only coordinated with the PMF Feeder Funds to facilitate the sale of shares of the PMF Master Fund from the PMF Feeder Funds and has no control over the PMF Feeder Funds nor will it following the PMF Offer.

In addition, the Third Party Buyer should not be deemed a co-offeror or co-bidder because, based on Schedule TO, sources of financing are generally not required to file as co-offerors. The Third Party Buyer should also not be deemed a co-offeror or co-bidder because it will not conduct any transactions with investors as part of its purchase of shares in the PMF Master Fund and therefore will not be in privity of contract with investors. Further, even if the sale of shares of the PMF Master Fund were viewed as part of the PMF Offer, the role of the Third Party Buyer does not implicate the factors used to determine whether a private purchase of securities is a tender offer, rather than a privately negotiated purchase and sale of securities, as developed by the District Court for the Southern District of New York in *Wellman v. Dickenson* (the "**Wellman Test**").[8] Moreover, from the point of view of investors, the role of the Third Party Buyer would not materially differentiate the PMF Offer from the routine quarterly tenders available to them in TEF. Finally, requiring the Third Party Buyer to file as a co-offeror or co-

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[7] SEC, Tender Offers: Proposed Rules and Schedule: Filing, Delivery, Disclosure Requirements (Feb. 5, 1979).

[8] 475 F.Supp. 783 (S.D.N.Y. 1979).

bidder would not provide investors with any additional material information about the PMF Offer. As a result, treating the Third Party Buyer as such would not serve the purposes behind Section 14(d) or Regulation 14D.

A. The Third Party Buyer is Not a "Co-Bidder" or "Co-Offeror" in the PMF Offer Because the PMF Offer is Not Being Conducted on Its Behalf

The Third Party Buyer is not a "co-bidder" or "co-offeror" in the PMF Offer because the PMF Offer is not being conducted on its behalf. As noted above, the definition of a bidder or offeror is a "any person who makes a tender offer or on whose behalf a tender offer is made." Based on this definition, the federal courts and the Division of Corporation Finance of the SEC (the "**Division**") have found that a person may be a co-bidder or co-offeror even when it is not the entity named on Schedule TO as making a tender offer and purchasing securities. However, based on this guidance, as discussed below, the Third Party Buyer is not a co-bidder or co-offeror in the PMF Offer.

a. *Based on Guidance from Federal Courts, the PMF Offer is Not Being Conducted on Behalf of the Third Party Buyer*

The federal courts have found that entities providing financing, advice, underwriting, or similar services are bidders when they have a substantial role in structuring an offer and are financially invested in its success, or have the ability to influence the future of the offering company. The Third Party Buyer does not meet any of the tests set out by the courts and therefore is not a co-bidder or co-offeror with respect to the PMF Offer.

When assessing whether an entity is a bidder in a tender offer, the First Circuit Court of Appeals has looked to the scope and influence of the entity's role in the offer and its financial stake in the offer's success. In *MAI Basic Four, Inc. v. Prime Computer, Inc.*,[9] Drexel Burnham Lambert, Inc. ("**Drexel**") served as financial advisor and broker for the acquisition of Prime Computer by a group of three computer companies (collectively, "**Basic**"), including MAI Basic Four ("**MAI Basic**"). The *MAI Basic* court affirmed a District Court finding that Drexel was a bidder in the tender offer because, as the court stated, "there has been a history of close association, equity sharing, board representation and involvement from the beginning of the present offer, and … there is the possibility of the advisor-broker being the indispensable key to the offer's success." Drexel was responsible for placing $875 in junk bonds to finance the purchase of shares in Prime Computer and was extensively involved in structuring the transactions involved. At the time of the offer by Basic, Drexel held an equity interest in MAI Basic, and after the takeover, that equity interest would total five percent and also entail a right to purchase another nine percent at half price.[10] In determining that Drexel was a bidder for Prime stock, the court described Drexel's equity interests in MAI Basic as, along with the junk bond placement, helping to finance the takeover.[11] Drexel would receive $65 million in fees if the junk bond placement were successful, and in any case would receive 15 percent of any profit

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[9] 871 F.2d 212 (1st Cir. 1989).

[10] *MAI Basic*, 871 F.2d at 214. Drexel also held additional interests in two intermediary partnerships.

[11] *MAI Basic*, 871 F.2d at 221, n. 8.

realized by Basic from selling Prime stock. Before the takeover attempt, Drexel had arranged financing for the principal stockholders in Basic with respect to other acquisitions and received fees for its involvement.[12] Based on these facts, the court found that Drexel was a bidder for purposes of the tender offer rules.[13]

In contrast, in *City Capital Associates v. Interco*,[14] the Third Circuit Court of Appeals, using a different analysis from the First Circuit, found that the same company, Drexel, was not a bidder based on its role in a tender offer, because it would not be "in a position to have a significant impact on the future of" the acquiring corporation by receiving a minority interest in the offeror.[15] Drexel would raise funds for the tender offer by selling preferred securities of the acquiring company, and between 29% and 36% of the common equity of the acquiring company would also be made available to Drexel or its designees, with Drexel retaining the right to purchase up to half. As in *MAI Basic*, Drexel would also have the right to 15 percent of the profits of any sale of stock acquired in the target in the case of an unsuccessful takeover. It would also receive fees as financial advisor and as dealer manager. None of this, however, was sufficient to make Drexel a bidder in the tender offer, because Drexel would not be in a position to influence the offering company in the future. As the court stated, where a shareholder of an offeror could have a significant impact on the future of the offering company, "information about the stockholder may well be material to a decision of stockholders of the target whether to take the offer or hang on with the hope of a greater return. The same is not true, however, when one is speaking of a stockholder that has not been shown to possess the potential for significantly affecting the future of the corporation making the tender."[16]

In *Revlon v. Pantry Pride*,[17] which preceded the Third Circuit's opinion in *City Capital*, the District Court for the State of Delaware found that a bank financing a tender offer was not a bidder because its only direct interest in shares of the target would be a perfected security interest, upon which it would have no right to act except to recover the amount of its loan in the case of default. The court in *Revlon* rejected an argument that the loan would give the bank control over the terms of the tender offer, and stated that the bank was merely a commercial lender providing funds for the tender offer. As a result, it would not be a bidder.[18]

The Third Party Buyer is not a bidder in the PMF Offer based on the above guidance. Unlike in *MAI Basic*, the Third Party Buyer will not receive any shares of the PMF Feeder

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[12] *MAI Basic*, 871 F.2d at 214.

[13] *MAI Basic*, 871 F.2d at 221. *See also Koppers Co. v. American Express Co.*, 689 F. Supp. 1371 (W.D.Pa. 1988) (finding that an investment bank providing financing to a tender offer was a bidder based on its aggressive involvement in the takeover from an early stage, resulting ownership of shares of the target company, and fees earned from the transactions, among other factors).

[14] 860 F.2d 60 (3d Cir 1988).

[15] *City Capital*, 860 F.2d at 65.

[16] *City Capital*, 860 F.2d at 65. *See also* Polaroid v. Disney, 862 F.2d 987 (3d Cir. 1988) (without discussion, affirming a District Court finding that the financial advisors in a tender offer were not bidders on the authority of *City Capital* because "the facts here are sufficiently similar to [*City Capital*] to render it controlling").

[17] 621 F.Supp. 804 (D. Del. 1985).

[18] *Revlon*, 621 F.Supp. at 817.

Funds. The Third Party Buyer does not and will not have any ongoing relationship with the PMF Feeder Funds and is not significantly responsible for structuring the PMF Offer. Rather, the Third Party Buyer was selected by the Adviser and the Board, following a competitive selection process initiated by the Adviser and approved by the Board, to serve the limited and discrete purpose of purchasing shares of the PMF Master Fund to finance the PMF Offer. The Third Party Buyer helped structure the PMF Offer by virtue of the fact that it negotiated the Purchase and Sale Agreement and certain terms of the PMF Offer necessarily mirror the terms of the Purchase and Sale Agreement. However, it is not otherwise involved in the larger set of transactions necessary to implement the Early Liquidity Choice Plan, including the creation of the PMF Funds and the strategy of selling shares of the PMF Master Fund to facilitate a tender offer by the PMF Feeder Funds as a mechanism for liquidity. This limited role as a party to the Purchase and Sale Agreement is not sufficient to turn the Third Party Buyer into a bidder in the PMF Offer, given how different its role is from the role of Drexel in *MAI Basic*.

Instead, as in *City Capital*, after the Third Party Buyer's purchase of shares of the PMF Master Fund is consummated, it will have no significant ability to influence decision making regarding the PMF Feeder Funds. The Third Party Buyer will have no representation on the PMF Feeder Fund's Board, it will not own shares of the PMF Feeder Funds, and its only relationship with the PMF Feeder Funds will be as an investor with mutual ownership of shares of the PMF Master Fund which by its terms will only serve to liquidate assets. The Third Party Buyer could acquire a significant interest in the PMF Master Fund and if the Third Party Buyer were able to control the PMF Master Fund, it could indirectly exert control over the PMF Feeder Funds. However, to avoid the potential for such overreaching and abuse of control to the detriment of PMF Feeder Fund investors, substantial safeguards have been put into place. The PMF Master Fund's limited partnership agreement requires board approval for changes to material governance and operational provisions (including removal and election of directors), which means that regardless of the size of the Third Party Buyer's interest, it will not be able to propose and unilaterally approve changes that may serve to benefit the Third Party Buyer's investors to the detriment of the PMF Feeder Fund investors. Additionally, a Voting Agreement is in place between the Adviser and the investors in the Third Party Buyer that limit such investors' ability to control the outcome of the PMF Master Fund's independent board member election process and to replace the Adviser with an affiliate. Given the absence of any direct link between the Third Party Buyer and the PMF Feeder Funds and the significant safeguards in place to prevent the Third Party Buyer from exerting control over the PMF Master Fund, the relationship offers even less of an opportunity for the Third Party Bidder to "control" the PMF Feeder Funds than the minority interest in the offering company held by Drexel after the tender offer in *City Capital*. As a result, as in *City Capital*, and as discussed in more detail below, investors in the PMF Feeder Fund are unlikely to gain material information (in addition to what has been disclosed in the TEF and PMF Offers) if the Third Party Buyer were to submit the filings and disclosures required under Regulation 14D as a co-bidder. The argument is even more compelling when considering the PMF Master Fund's fixed, singular purpose to passively liquidate its holdings, and the common interest among all PMF Master Fund investors to permit it to do so.

Finally, as in *Revlon*, the Third Party Buyer will not have a direct interest in the shares of the target of the PMF Offer (the PMF Feeder Funds) and therefore would not be considered a bidder under that court decision. Unlike the bank in *Revlon*, the Third Party Buyer had the ability to affect the terms it negotiated with the PMF Feeder Funds, and as a result it could be viewed as exerting some level of control over the terms of the PMF Offer, but, as discussed above, the ability to influence certain limited terms of the PMF Offer indirectly through negotiation of the financing instrument does not give the Third Party Buyer control over the terms of the PMF Offer. Not only is the Third Party Buyer able to influence only a discrete set of terms of the PMF Offer, but the PMF Feeder Funds, which ran a competitive bid process to find a buyer resulting in the selection of the Third Party Buyer, have maintained throughout the process the ultimate authority accept or reject terms of the Purchase and Sale Agreement in the course of negotiations with the Third Party Buyer. That is, the PMF Feeder Funds were not subject to substantial pressure or influence by the Third Party Buyer. As a result, the Third Party Buyer's limited ability to indirectly impact the terms of the PMF Offer through negotiations of the financing instrument is insufficient, in light of its lack of ownership of shares of the PMF Feeder Funds, to cause the Third Party Buyer to be a bidder under the analysis in *Revlon*.

For the reasons above, the Third Party Buyer is not a co-offeror or co-bidder in the PMF Offer.

> b. *Based on Guidance from the Division of Corporation Finance, the PMF Offer Will Not be Conducted on Behalf of the Third Party Buyer.*

Guidance from the Division supports the conclusion that the Third Party Buyer is not a co-offeror or co-bidder. In the mergers and acquisitions context, the Division has stated that to determine whether a parent company is a co-bidder in an offer by a subsidiary acquisition entity, it will look at the non-exclusive list of factors set forth above in the Staff's comment, which are repeated below for ease of reference:[19]

1) Did the person play a significant role in initiating, structuring, and negotiating the tender offer?

2) Is the person acting together with the named bidder?

3) To what extent did or does the person control the terms of the offer?

4) Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

5) Does the person control the named bidder, directly or indirectly?

6) Did the person form the nominal bidder, or cause it to be formed?, and

7) Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?

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[19] SEC Division of Corporation Finance, "Mergers & Acquisitions - Current Issues – Identifying the Bidder in a Tender Offer," Current Issues and Rulemaking Projects, November 2000, *available at* http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm (the "**M&A Guidance**").

In general, the Division has stated that it will "consider the degree to which the other party acted with the named bidder, and the extent to which the other party benefits from the transaction."[20]

Although this guidance was provided in the mergers and acquisitions context, if the Division were to apply the analysis outlined above to the PMF Offer, the Third Party Buyer would not be deemed a co-bidder or co-offeror in the PMF Offer.

Under the first factor, the PMF Feeder Funds, and not the Third Party Buyer, initiated the PMF Offer pursuant to Board approval as part of the larger Early Liquidity Choice Plan. The Third Party Buyer played no role whatsoever in the development of the Early Liquidity Choice Plan. The Adviser, at the direction of the Board, engaged a consultant to administer a competitive process to find a third party that would provide the financing for the second step in the Early Liquidity Choice Plan. The Third Party Buyer's role in structuring the PMF Offer was limited only to influencing terms through its negotiations of the Purchase and Sale Agreement. These terms were negotiated with the PMF Feeder Funds and not dictated or based on control by the Third Party Buyer over the PMF Feeder Funds, as is contemplated in the parent-subsidiary or similar context considered by the Division in providing its guidance. In fact, as an alternative, albeit impractical, the PMF Feeder Funds could have commenced a tender offer and, based on demand, then sought a buyer in a sale of PMF Master Fund shares. This approach, however, would have been cumbersome and created delay to the detriment of investors by placing the PMF Feeder Funds in a desperate and weak negotiating position with any third party purchaser.

Under the second factor, because the Third Party Buyer is purchasing shares of the PMF Master Fund from the named bidder (the PMF Feeder Funds), and negotiated the Purchase and Sale Agreement, it is possible to view the Third Party Bidder as acting "together" with the PMF Feeder Funds for purposes of the PMF Offer. However, the PMF Feeder Funds and the Third Party Buyer were on opposite sides of the purchase and sale financing transaction. In addition, the Third Party Buyer and the PMF Feeder Funds have contrasting motivations in engaging in their respective roles in the transactions leading to the PMF Offer. While the PMF Feeder Funds seek to repurchase their shares to provide sought-after liquidity for investors, the Third Party Buyer seeks to acquire the assets currently held by the PMF Feeder Funds (shares of the PMF Master Fund) as a means of acquiring assets at an attractive discounted price and then allowing such assets to liquidate at full value over time. The Third Party Buyer's interest in entering into the Purchase and Sale Agreement is to maximize its return on its investment in PMF Master Fund interests, and it has no incentive (let alone the ability, as described above) to control or otherwise influence the PMF Feeder Funds.

Under the third factor, although the Third Party Buyer influenced the terms of the PMF Offer, including the discount rate for the purchase of shares, and had some leverage in those negotiations based on the desire for liquidity by the PMF Feeder Funds, it affected those terms only based on its negotiations of the Purchase and Sale Agreement. On the other hand, the PMF Feeder Funds also negotiated the Purchase and Sale Agreement for their own account and had the ability to seek funding from other sources (including other potential buyers). The terms were not dictated by the Third Party Buyer. Further, the PMF Feeder Funds sought out and chose the

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[20] *M&A Guidance.*

Third Party Buyer, rather than the other way around, highlighting that the PMF Feeder Funds, and not the Third Party Buyer, ultimately controlled the PMF Offer. Thus, the Third Party Buyer had an ability to negotiate the Purchase and Sale Agreement, but did not "control" the terms of the PMF Offer.

Under the fourth factor, the Third Party Buyer will provide financing for the PMF Offer. However, as discussed above, although providing financing, the Third Party Buyer will have limited control over the terms of the PMF Offer, and will receive no interest in the securities purchased through the PMF Offer. As noted above, the court in *Revlon* has indicated that providing financing is not sufficient to cause an entity to be an offeror or co-bidder without more.[21]

Under the fifth factor, the Third Party Buyer will have no control over the PMF Feeder Funds, because it will not own any shares in the PMF Feeder Funds or any other position of formal control over them. Additionally, the Third Party Buyer will not be able to exert indirect control over the PMF Feeder Fund due to substantial safeguards built into the PMF Master Fund governing documents and the Voting Agreement.[22] Under the sixth factor, the Third Party Buyer did not form the PMF Feeder Funds or cause or influence in any way their formation. Finally, under the seventh factor, the Third Party Buyer will not beneficially own the securities purchased in the tender offer. Although it will purchase assets from the PMF Feeder Funds - *i.e.*, shares of the PMF Master Fund - those assets will no longer be held by the PMF Feeder Funds, and so the Third Party Buyer will not beneficially own assets of the PMF Feeder Funds.

In essence, the Third Party Buyer is an unaffiliated third party financing the transaction, without any of the types of relationships with the PMF Feeder Funds or the PMF Offer envisioned by the guidance provided by the Division. The Third Party Buyer will only act together with the PMF Feeder Funds to effect the sale of shares of the PMF Master Fund, and its only benefit will be the ability to purchase those shares, which are not the subject of the PMF Offer. Therefore, based on Division's guidance as outlined above, the Third Party Buyer is not a co-bidder or co-offeror as a result of its role in the PMF Offer.

Analysis under other Staff guidance is similar. In a no-action letter under Section 14(d) to ShareGift USA, the Staff provided relief under Section 14(d) and Regulation 14D to an organization that encouraged the donation of shares subject to tender offers by investors, by working with offerors to advertise the opportunity to donate. Relief from the requirements of Section 14(d) and Regulation 14D was provided based on the organization's representation that its conduct would not result in it being deemed a co-bidder or co-offeror in the tender offer, even though it would temporarily hold the shares donated.[23]

The role of the Third Party Buyer in the PMF Offer poses even fewer concerns than that of ShareGift in the tenders in which it encouraged the donation of shares. The Third Party Buyer will have no role reaching out to investors to solicit their tenders, and will never hold shares of

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[21] *Revlon v. Pantry Pride*, 621 F.Supp. 804, 817 (D. Del. 1985).

[22] Please refer to the more detailed discussion of such safeguards in the immediately preceding section.

[23] *ShareGift USA*, SEC Staff No-Action Letter (Dec. 3, 2008).

the PMF Feeder Funds, *i.e.*, those at issue in the PMF Offer. Again, it will have a limited and indirect role in the PMF Offer, generally confined to financing it. As a result, the Third Party Buyer should not be treated as a co-offeror or co-bidder.

   B. <u>The Third Party Buyer Should Not be Deemed a Co-Bidder or Co-Offeror Because the Tender Offer Regulations do Not Require Sources of Financing to Submit a Schedule TO</u>.

   The Third Party Buyer is not a co-bidder or co-offeror based on the substance of the disclosure requirements of Schedule TO. Schedule TO requires reporting of, among other information, specific facts about the issuer, the terms and purpose of the tender offer, and the financial condition of the issuer. Item 7 of Schedule TO, entitled "Source and Amount of Funds or Other Consideration," requires that a tender offeror disclose the source of financing for the tender offer. This item requires disclosure of, as relevant here, Items (a) and (b) from Item 1007 of Regulation M-A under the Securities Act, which read as follows:

   (a) Source of funds. State the specific sources and total amount of funds or other consideration to be used in the transaction. If the transaction involves a tender offer, disclose the amount of funds or other consideration required to purchase the maximum amount of securities sought in the offer.

   (b) Conditions. State any material conditions to the financing discussed in response to paragraph (a) of this section. Disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through. If none, so state.

   Neither Schedule TO, nor any guidance with respect to Schedule TO, requires that the source of financing for a tender offer sign Schedule TO or otherwise make disclosures as a co-offeror or co-bidder. Nowhere on Schedule TO is such disclosure contemplated.

   The lack of a requirement that the source of financing for a tender offer be treated as a co-bidder or co-offeror is underscored by standard closed-end master-feeder fund industry practice in filing Schedule TO. It is common practice for master funds in master-feeder structures to finance tender offers by their feeders through simultaneous tender offers of their own shares from the feeders. In these circumstances, the feeder fund will disclose the source of financing, without the master being named a co-bidder.[24] We are not aware of any instances in which the SEC has challenged this position by requiring master funds to file a Schedule TO with respect to the tender offer by the feeders. As noted above, the Endowment Master Fund has throughout its history, as do all similarly structured funds, provided financing for tender offers by the Endowment Feeder Funds by purchasing its shares from the Endowment Feeder Funds. It does not, and has not been required to, file as a co-tender offeror or co-bidder on Schedule TO with respect to the tender offers by the Endowment Feeder Funds.

   In the PMF Offer, the source of financing for the PMF Offer is disclosed under Item 7 of the Schedules TO filed by the PMF Feeder Funds. This includes any additional material

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[24] Dozens of such funds routinely conduct tender offers in this manner.

information regarding the Third Party Buyer's role in the transaction, the Purchase and Sale Agreement, and the potential risks that each might pose to investors. Such disclosure is all that is required for parties providing financing.

C. The Third Party Buyer Will Not Be a Co-Bidder or Co-Offeror Because It Will Not be in Privity of Contract with Investors in the PMF Feeder Funds.

It is also reasonable to conclude that the Third Party Buyer is not a co-offeror or co-bidder because it will not be in privity of contract with investors in the PMF Feeder Funds. As described above, the PMF Feeder Funds will sell PMF Master Fund interests to the Third Party Buyer pursuant to a separately executed Purchase and Sale Agreement, without any need for investors to consent to, sign, or otherwise be involved. Accordingly, the Third Party Buyer is not and will never be in privity of contract with PMF Feeder Fund investors. Instead, the sale of shares of the PMF Master Fund to the Third Party Buyer will involve a standard sale of assets by the PMF Feeder Funds to finance their other activities. The Third Party Buyer has no contractual obligations to investors, and investors have no contractual obligations to the Third Party Buyer. As a result, there is no need to treat the Third Party Buyer as involved in the tender offer as a co-offeror or co-bidder based on its contractual relationship with the PMF Feeder Funds and the lack thereof with respect to PMF Feeder Fund investors.

D. Based on the *Wellman* Factors, the Third Party Buyer Will Not Play a Role in the PMF Offer that Would Cause It to Be Engaged in a Tender Offer

Although the purchase of shares from investors by the PMF Feeder Funds will be a tender offer under the Exchange Act, the Third Party Buyer should not be viewed as engaged in the PMF Offer as a co-offeror or co-bidder because its role does not meet the test for a tender offer under *Wellman*.[25] The *Wellman* court outlined a test for whether a tender offer exists based on eight factors: (1) the use of active and widespread solicitation of public shareholders for the shares; (2) solicitation made for a substantial percentage of the issuer's stock; (3) the offer to purchase made at a premium over the prevailing market price; (4) firm rather than negotiable terms of the offer; (5) the offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased; (6) the offer open only a limited period of time; (7) the offeree subjected to pressure to sell stock; and (8) announcements of a purchasing program preceded or accompanied by rapid accumulation of large amounts of the target company's securities.[26]

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[25] Generally, the *Wellman* test has been used by federal courts to assess the existence and degree of pressure exerted by an offeror, to determine whether it is the type of high pressure, fast-moving attempt to take control of a company intended to be addressed by Section 14(d). *See also Crane Co. v. Harsco Corp.*, 511 F.Supp. 294, 302-3 (D. Del. 1981) (stating that under *Wellman* "courts have emphasized that pressure on stockholders to decide whether to sell is the primary characteristic of a tender offer").

[26] 475 F.Supp. 783 (S.D.N.Y. 1979); *see also SEC v. Carter Hawley Hale Stores,* 760 F.2d 945 (9th Cir. 1985) (based on *Wellman*, no tender offer in a company's repurchase program after a takeover attempt, because purchases were made on the open market, at market prices, without fixed terms, not contingent upon tender of a fixed minimum number of shares, and with no added pressure besides general market pressures).

Based on *Wellman*, the Third Party Buyer is not engaged in a tender offer of shares in connection with the PMF Offer.[27] Under the first factor, the Third Party Buyer has not in any way solicited either the PMF Feeder Funds or their investors. Instead, it was identified and solicited to purchase assets of the PMF Feeder Funds in order to finance the PMF Offer. Under the second factor, the Third Party Buyer will not purchase shares of the PMF Feeder Funds; it will purchase shares of the PMF Master Fund. Indeed, the Third Party Buyer would not want, nor could it purchase, PMF Feeder Fund shares. The PMF Feeder Fund shares are non-transferable for tax purposes, and the Third Party Buyer would not desire to own the PMF Feeder Fund shares based on their different features from the PMF Master Fund, including expense structure and in the case of the PMF TEI Fund, negative taxation treatment for a taxable investor. Under the third factor, the PMF Offer is being made not at a premium but at a discount. Significantly, this is not a term that was set at the initiative of the Third Party Buyer, but was used by the PMF Feeder Funds as a tool to help recruit potential buyers and create competition for participation in a secondary investment opportunity that would serve as the financing for the PMF Offer. Thus, while the Third Party Buyer following a competitive process was able to negotiate the level of discount, such a discount and other terms of the Purchase and Sale Agreement were subject to approval the Board and plainly were not the result of pressure by the Third Party Buyer on the PMF Feeder Funds.

Under the fourth, fifth, and sixth factors, the terms of the PMF Offer are not negotiable to investors, the PMF Offer is contingent on the tender of a minimum amount of shares and it is open for a limited time. These features, however, were identified and contemplated by the Board as terms of the transaction even before the Third Party Buyer was identified. In fact, none of TEF's previous quarterly tender offers have been negotiable by investors and all have been open only for a limited time, so these aspects of the PMF Offer are not unique or in any way influenced by the participation of the Third Party Buyer. The minimum participation requirement is another example of a term offered by the PMF Feeder Funds to help entice a third party to participate, not a term conceded by the PMF Feeder Funds under pressures exerted by the Third Party Buyer.

Under the seventh factor, there is no additional pressure for investors to sell their shares of the PMF Feeder Funds based on the Third Party Buyer's role, given that the role of the Third Party Buyer is unlikely to affect whether investors would prefer to either (i) maintain their investments in TEF, (ii) exchange shares for PMF and stay in PMF, or (iii) exchange shares for PMF and then exit PMF. The Third Party Buyer will have no direct or indirect contact with investors, and will not have the ability to pressure them to make any particular decision. Arguably, the most significant pressure upon investor decision to participate in the PMF Offer is that the PMF Offer likely represents the only opportunity for investors to liquidate their PMF shares. Investors that do not participate are committing to holding PMF shares through liquidation, which can last in excess of ten years. Again, the decision to provide the PMF Offer as a one-time offer to investors was a decision made by the PMF Feeder Funds, without any influence by the Third Party Buyer. Finally, under the eighth factor, the Third Party Buyer will not accumulate shares of the PMF Feeder Funds at all.

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[27] Although the *Wellman* test was not designed to assess whether a given party is a co-offeror or co-bidder, it is reasonable to conclude that, because the role of the Third Party Buyer in the transactions leading to the PMF Offer will not implicate the *Wellman* factors, it should not be treated as a co-offeror or bidder.

Because the Third Party Buyer's role in financing the PMF Offer does not implicate any of the *Wellman* factors, it is not engaged in the PMF Offer as a co-offeror or co-bidder.

E. From an Investor's Perspective, the PMF Offer Financed by the Third Party Buyer is No Different from the Endowment Feeder Funds' Routine Quarterly Tender Offers

The Third Party Buyer is not a co-bidder or co-offeror in the PMF Offer because, from the investors' point of view, its role does not materially alter the tender offer process as it currently exists in TEF. As described above, to provide liquidity to investors, the Endowment Feeder Funds have engaged in tender offers of their shares on a quarterly basis since the inception of TEF. Financing for the quarterly tender offers has come from a combination of cash and/or simultaneous tender offers by the Endowment Master Fund of its shares held by the Endowment Feeder Funds.

Just as in TEF, assets held by the PMF Feeder Funds will be sold to provide funding for the tender. From investors' perspective, the proposed financing by the Third Party Buyer does not differentiate the PMF Offer from TEF's ongoing quarterly tender offers other than the discount. Although the amount of the discount was determined in part by the price that the Third Party Buyer is willing to pay for shares of the PMF Master Fund, this feature should not cause the Third Party Buyer to be deemed a tender offeror. For investors, the discount is simply a term of the tender offer by the PMF Feeder Funds. It was agreed to and approved by the Board. The PMF Feeder Funds could have, among other actions, chose to supplement the funds provided by the Third Party Buyer through an additional source of financing. In this sense, the financing provided by the Third Party Buyer is no different than funds that might have been provided by a bank or other commercial lender. As in the case of financing by a bank, although the terms of the financing may affect the terms of the resulting tender offer, the identity of the lending entity is irrelevant to investors. As discussed above, the court in *Revlon* found that an entity lending funds to finance a tender offer was not a bidder or acting as part of a group engaged in the tender offer.[28] The PMF Funds have taken the most practical route, by selling PMF Master Fund interests rather than an alternate arrangement on the basis of producing the best option for investors.   This action should not serve to convert the financing party into an offeror. Additionally, in light of the Third Party Buyer's inability to exert control over the PMF Feeder Funds by virtue of its ownership of PMF Master Fund interests, its clear interest in allowing the PMF Master Fund to pursue its stated investment objective of liquidating its investments and the absence of any direct relationship with PMF Feeder Fund investors, the Third Party Buyer's role should not materially change from an investor's perspective of the opportunity to liquidate its investment. To the extent that the Third Party Buyer's acquisition of PMF Master Fund interests is relevant to investors, the material facts relating to such circumstances are clearly disclosed in the Schedules TO.

Additionally, the PMF Master Fund does not have the ability to sell its own interests to a buyer at below NAV under the 1940 Act. This makes the PMF Feeder Funds' actions all the more reasonable and independent from any buyer's influence in a tender.[29] In short, the Third

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[28] *Revlon v. Pantry Pride*, 621 F.Supp. 804, 817 (D. Del. 1985).

[29] The Board could not cause the PMF Master Fund to sell its shares at a discount to the Third Party Buyer, with the PMF Master Fund then remitting the funds received from the sale upstream to the PMF Feeder Funds to finance the

Party Buyer should not be deemed a co-offeror or co-bidder by virtue of taking the more practical route in providing investors with liquidity.

F. Requiring the Third Party Buyer to File as a Co-Tender Offeror Provides No Additional Material Information to Investors

There is no regulatory advantage to requiring the disclosure that the Third Party Buyer would provide to investors by filing its own Schedule TO as a co-bidder or co-offeror. The Second Circuit Court of Appeals has stressed the importance of determining whether a failure to impose the requirements of Section 14(d) will result in a failure to provide investors with "information needed to make a carefully considered appraisal of the proposal put before them."[30] Schedule TO requires reporting of information material to the tender offer, including the terms of the tender offer and, in certain cases, the financial condition of the fund in which they invest. Instruction 1 to Item 10, Financial Statements, states that financial statements "must be provided when the offeror's financial condition is material to the security holder's decision whether to sell, tender or hold the securities sought." The Supreme Court has stated, under another provision of Section 14 of the Exchange Act, that a material fact is one that "would have been viewed by the reasonable investor as having significantly altered the 'total mix' of information made available."[31]

To the extent that a Third Party Buyer would provide information by filing Schedule TO, from an investor's point of view the disclosure will provide no information material to the investor's decision to participate in the PMF Offer. Certain information provided, such as the terms of the PMF Offer, would be identical to that provided by the PMF Feeder Funds in their Schedules TO. Other information would be largely irrelevant. Information regarding the financial condition of the Third Party Buyer, for example, would be no more relevant than the financial condition of other investors in the PMF Feeder Funds. Information about the Third Party Buyer's existing shares of the PMF Feeder Funds would also make no difference to investors, as the Third Party Buyer would have none before or after the PMF Offer. Although the Third Party Buyer would hold shares of the PMF Master Fund after the purchase, the safeguards in place to prevent the Third Party Buyer from exerting control over the PMF Master Fund (and thus, the PMF Feeder Funds) are such that information in addition to that already included in the TEF and PMF Offers is not material and would not affect investor decision

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tender offer. This type of transaction is not being used by PMF because it could be complicated by certain provisions of the 1940 Act (including, for example, the restrictions on selling shares below NAV in Section 23(b), on affiliated and joint transactions in Section 17, and on selling senior securities in Section 18) but economically it would have the same result as the transactions contemplated by the Schedules TO, without triggering any requirement to comply with Section 14(d) or Regulation 14D. In other words, the issues raised by the Staff are raised only because the transactions are structured to satisfy the requirements of the 1940 Act.

[30] *Hanson Trust PLC v. SCM Corp.*, 774 F.2d at 57 (2d Cir. 1985) (quoting H.R. Rep. No. 1711, 90th Cong., 2d Sess., at 2 (1967) (report by the House of Representatives on the legislation adopting Section 14(d)). In *Hanson*, the Second Circuit Court of Appeals cautioned against using the *Wellman* factors as a "litmus test," instead emphasizing the importance of examining the totality of the circumstances to determine whether "there appears to be a likelihood that unless the pre-acquisition filing strictures of [Section 14(d)] are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them."

[31]*TSC Industries v. Northway*, 426 U.S. 438, 449 (1976) (defining materiality under Section 14(a) and Rule 14a-9 under the Exchange Act).

making regarding the PMF Feeder Funds. In addition, all of this occurs within the context of a liquidating fund structure - no PMF Fund will make new investments.

Because requiring additional information from the Third Party Buyer would not further any of the policy goals underlying the disclosures required by Schedule TO, the Third Party Buyer should not be deemed a co-offeror or co-bidder.

G. The Third Party Buyer is Not Part of a "Group" Engaged in a Tender Offer of Shares in the PMF Feeder Funds

Even if the purchase of shares of the PMF Master Fund is not treated as a tender offer by the Third Party Buyer in and of itself, it is possible to view this purchase as a component part of the PMF Offer, such that the Third Party Buyer could be deemed part of a "group" effecting the tender offer together with the PMF Feeder Funds. Section 14(d)(2) of the Exchange Act states that "[w]hen two or more persons act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of an issuer, such syndicate or group shall be deemed a "person" for purposes of this subsection." Section 14(d)(2) was adopted to prevent a syndicate of purchasers from evading the requirements of Section 14(d) by splitting up the purchase of shares among several individual offerors.[32] Based on Section 14(d)(2), if the Third Party Buyer were deemed to be acting as part of a "syndicate or group" comprised of the Third Party Buyer and the PMF Feeder Funds for the purpose of acquiring shares of the PMF Feeder Funds, it would be subject to the requirements of Section 14(d) and Regulation 14D.

The Third Party Buyer should not be treated as acting as part of a syndicate or group with the PMF Feeder Funds for the purpose of acquiring shares in the PMF Feeder Funds, because the Third Party Buyer does not intend to and will not acquire shares in the PMF Feeder Funds. In *Revlon*, discussed above, the District Court for the State of Delaware held that where an entity would not be the beneficial owner of a company's stock after a tender offer, it would not be considered part of a group formed for the purpose of acquiring that stock for purposes of the filing and disclosure requirements of Section 14(d).[33] Rather, the entity at issue in *Revlon* was merely a "commercial lender providing funds" to finance the tender offer.[34] As in *Revlon*, the Third Party Buyer will not become a beneficial owner of the shares that the PMF Feeder Funds will purchase (*i.e.*, their own shares). We have not found precedent specifically addressing the "for the purpose of" language of Section 14(d)(2) in a case where the financing entity received shares of the offeror in a tender offer. However, we believe that, based on the plain language of Section 14(d)(2), an entity that does not seek to and does not in fact purchase shares of a company would not be part of a group formed for the purpose of buying such shares.

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[32] *See MAI Basic Four v. Prime Computer*, 871 F.2d 212 (1st Cir. 1989) (finding Section 14(d)(2) has the same purpose as Section 13(d)(3), which contains identical language with respect to the reporting required by entities that acquire more than 5 percent of a class of securities of an issuer, and citing language from the House Report describing the purpose of Section 13(d)(3) as to prevent evasion by a group that seeks to pool interests); *City Capital Associates v. Interco*, 860 F.2d 60 (3d Cir. 1988) (same).

[33] *Revlon*, 621 F.Supp. at 817.

[34] *Revlon*, 621 F.Supp. at 817.

In addition, the Third Party Buyer is not part of a "group" with the PMF Feeder Funds because it will not act with a common objective with the PMF Feeder Funds or have an agreement to act in concert with them. According to the Second Circuit Court of Appeals, "the touchstone of a group … is that the members combined in furtherance of a common objective."[35] In *MAI Basic*, also discussed above, the First Circuit Court of Appeals analyzed the "group" concept based on whether "an agreement to act in concert" existed.[36] Based on Drexel's role in structuring the bid to take over Prime Computer, as well as its financial investment in the success of the offer, the *MAI Basic* court found that Drexel was acting as part of a group for the purposes of effecting the tender offer.

As discussed above, the Third Party Buyer is distinguishable from Drexel in several ways. First, as a result of its involvement in the takeover in *MAI Basic*, Drexel would hold stock in the acquiring entity, Basic. As noted above, the Third Party Buyer will not hold stock in the PMF Feeder Funds.[37] In addition, the Third Party Buyer has no ongoing relationship with the PMF Feeder Funds; its relationship with the PMF Feeder Funds will be limited to purchasing shares of the PMF Master Fund to finance the PMF Offer. The Third Party Buyer also did not help structure the transactions leading to the PMF Offer, except in the limited sense of negotiating the Purchase and Sale Agreement. The Third Party Buyer is otherwise uninvolved in the implementation of the Early Liquidity Choice Plan.

The Third Party Buyer could be viewed as having a "common objective," and as acting "in concert," with the PMF Feeder Funds with respect to the tender offer because the Third Party Buyer will not receive shares of the PMF Master Fund if the PMF Offer is unsuccessful. However, we do not believe that this is enough to cause the Third Party Buyer to be part of a "group" whose purpose is to purchase shares of the PMF Feeder Funds, because the ultimate goals of the PMF Feeder Funds in engaging in the transactions leading to the PMF Offer are very different. The PMF Feeder Funds are conducting the PMF Offer to provide existing TEF investors with immediate liquidity, while the Third Party Buyer is acquiring assets at an attractive price to maximize returns to its investors.

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[35] *Wellman v. Dickinson*, 682 F.2d 355, 363 (2d Cir. 1982) (making this statement in the context of identical language to Section 14(d)(2) as found in Section 13(d) of the Exchange Act, and finding that five shareholders of a targeted company acted as a group that sought to benefit from a third-party's acquisition of the company). Note that this decision was subsequent to the decision discussed above from the District Court for the Southern District of New York. *See Wellman v. Dickinson*, 475 F.Supp. 783 (S.D.N.Y 1979).

[36] *MAI Basic*, 871 F.2d at 221.

[37] We note that both the Third Circuit and the Eleventh Circuit Court of Appeals have found that an entity that is not the beneficial owner of securities may not be part of a group formed for the purpose of acquiring such securities for purposes of Section 13(d)(3), which has identical language to Section 14(d)(2) with respect to reporting by entities that, through a purchase of a company's securities, own more than 5% of a class of the company's securities. *See Hemispherx Biopharma v. Johannesburg Consolidated Investments*, 553 F.3d 1351 (2008) ("[A]cquiring more than five percent of a large corporation's stock is no small accomplishment and may require the assistance of legions of attorneys, bankers, financial advisors, and accountants. Those persons could arguably be considered part of a 'group [acting] for the purpose of acquiring, holding, or disposing of securities' within the meaning of section 13(d)(3), if there is no requirement of beneficial ownership."); *Rosenberg v. XM Ventures*, 274 F.3d 137 (2001) (based on legislative history and analogous case law, finding that entities must be beneficial owners to be part of a group for purposes of Section 13(d)(3)).

For the reasons above, there is no "agreement to act in concert" with the PMF Feeder Funds, and the Third Party Buyer is not acting as a group with the PMF Feeder Funds.

II. CONCLUSION

Based on the analysis above, by purchasing shares of the PMF Master Fund from the PMF Feeder Funds to finance the PMF Offer, the Third Party Buyer is not: (1) acting as a co-tender offeror or co-bidder in the PMF Offer, (2) engaged in a tender offer of shares of the PMF Feeder Funds, or (3) acting as part of a group engaged in the PMF Offer. As a result, the Third Party Buyer is not required to comply with Section 14(d) of the Exchange Act and Regulation 14D thereunder, including by filing Schedule TO.

Comment 2 (telephonic): *Rule 13e-4(f)(1)(i) requires that an issuer tender offer remain open until the expiration of twenty business days from its commencement. Please explain how the PMF Offer will commence prior to any investors holding shares of the PMF Feeder Funds having.*

Response: Rule 13e-4(f)(1) provides that an issuer tender offer must remain open until the expiration of at least twenty business days from its commencement. Rule 13e-4(a)(4) defines commencement as "12:01 a.m. on the date that the issuer or affiliate has first published, sent or given the means to tender to security holders." The clear purpose of these rules is to ensure that each investor is given the opportunity to make an informed decision as to whether or not to participate in the tender offer. The Staff has raised the question as to whether the PMF Offer in fact commenced on the date of filing since the PMF Feeder Funds did not have security holders as of such date and will not have investors until the division of TEF is completed pursuant to the TEF Offer.

The PMF Offer was communicated to all TEF investors, and shares of the PMF Feeder Funds are only available to existing investors in TEF who participate in the TEF Offer. By sending the PMF Offer materials to each and every investor that could potentially become a PMF investor (depending on their decision to participate in the TEF Offer), the entire universe of potential PMF investors has received the PMF Offer. All PMF shareholders will have the full amount of time required under Rule 13e-4 to review the tender offer materials and to determine whether they want to become an investor in PMF, and, if so, whether they want to tender those shares to exit their investment entirely. Since all of the investors in PMF have received the PMF Offer, the PMF Offer commenced on the day the tender offer materials were filed. To read Rule 13e-4 differently would require that TEF make a tender offer to permit TEF investors to transfer into PMF, and then PMF to make a brand new tender offer to those investors to tender their shares in PMF. Under these circumstances, this would serve no purpose other than to significantly delay the time it would take those investors to get the liquidity that is the whole purpose of the Early Liquidity Choice Option.

Furthermore, by presenting the TEF Offer and PMF Offer to investors simultaneously, the investors receive all information in one package and can make the most informed decision on how to proceed. The single mailing to investors is intended to simplify the process and disclosure in a cost effective and understandable manner for investors. The cost of preparing, printing and mailing tender offer materials is a significant expense to a fund. In short, requiring the TEF and PMF Offers to be conducted sequentially rather than concurrently serves no legitimate purpose and would only serve to unnecessarily frustrate and complicate the investor-friendly objectives of the Early Liquidity Choice Plan.

Accordingly, while it may technically be true that the PMF Feeder Funds will not have investors until the TEF Offer is closed, the PMF Feeder Funds have satisfied the requirement to commence the PMF Offer by providing all potential PMF investors with the means to tender their shares.

* * *

Thank you for your attention to these matters. Please call me at 617-261-3231 or Robert Rosenblum at 202-778-9464.

Very truly yours,

_____

George J. Zornada